LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

HoonCo, LLC

This Limited Liability Company Agreement (this "Agreement") of **HoonCo, LLC**, is entered into as of 2ND day of February, 2021, by and between **JOSEPH COLASUONNO,** an adult individual, and **JONATHAN EBNER,** an adult individual, as members (hereinafter collectively referred to as "Members" and each referred to as a "Member"). In consideration of the mutual covenants herein contained and for other good and valuable consideration and intending to be legally bound, the Members and the Company hereby agree as follows:

1. *Formation*: On February 2, 2021, this limited liability company was organized as a New Jersey Limited Liability Company, by delivering an executed Certificate of Formation to the appropriate officer of the State in accordance with and pursuant to New Jersey laws.

> 1.1 The Company and the Members hereby forever discharge the Organizer of all liabilities and obligations to them; and the Organizer shall be indemnified by the Company and the Members from and against any expense or liability actually incurred by the organizer by reason of having been the organizer of the Company. The Organizer shall have no right or claim to the Company and shall not be otherwise involved with the Company, other than having served as its organizer. The Organizer, by separate document has transferred, or will transfer, to the Members and the Company all right, title, claim and interest of Organizer in or to the Company.

2. *Purpose*: The Company was formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Act. Those activities shall include, without limitation, acquiring, managing, owning, leasing, financing, dealing with and disposing of real property and personal property, and serving as a General Partner of a Limited Partnership, and engaging in any and all activities necessary or incidental to any or all of the foregoing.

3. *Members*: The names of the Members are (1) **JOSEPH COLASUONNO,** and (2) **JONATHAN EBNER,** who are herein sometimes called the Original Members. Any additional Members or any change in ownership desired or proposed by a Member (other than the transfer to a Permitted Successor) shall be added or changed only by action of a majority in interest (ie more than 50%) of the voting interests of the Company, and voting by an interested party is allowed to count fully.

3.1   Each of the following persons shall be a Permitted Successor:

3.1.1   A trust for the benefit of the spouse, sibling, child or parent of an Original Member, for which the Trustee is an Original Member or a spouse or child of an Original Member; or

3.1.2   The Estate of an Original Member or trust created by Will of the Original Member.

3.1.3   A trust which is the successor of an initial trust.

3.2   Other than a Permitted Successor, anyone succeeding to ownership of any limited liability company interest shall have no right to participate in management nor to compel payment of any funds to such person(s) nor any right to compel termination of the company or to elect a Manager or compel any duty from the Company, a Member or a Manager.

3.3   No voting right for any Member's interests shall transfer except to a Permitted Successor.

4.   *Powers*:   The Company shall have all powers and authorities, statutory or otherwise, allowed to limited liability companies under the laws of the State of New Jersey. The Company may (a) acquire, hold, mortgage and dispose of real property and personal property, (b) acquire, hold and dispose of interests (whether by the making of investments or otherwise and on such terms and conditions as the Managers may determine) in other entities, including as a partner of a partnership, a member of a limited liability company and a stockholder of a corporation, and (c) borrow money and otherwise transact business to the full extent of the law.

4.1   The agreements made by this Company and its operations shall be the separate from its Members and separate from its Managers, and carried on by the Company for its own financial benefit.

4.2   The Company may deal with persons who are Members or Managers or related to Managers or Members or who may become Managers or Members, and all affiliates of any of the foregoing persons.

4.3   The Company shall have the following specific powers, (*which are set forth for example and not by way of exclusion, and whose mention shall not limit the general authority hereinabove set forth)*: to (a) own, buy, sell, mortgage, pledge and transfer real and personal property, (b) contract for services and contract the services of the Company and/or its assets, (c) borrow monies and grant security for such loans and grant collateral for such loans, and (d) make leases, grant options and otherwise deal with real property and interests therein, and (e) open bank accounts and deposit and withdraw money from such accounts by signature of one Manager.

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5.   *Management:*   The business and affairs of the Company shall be managed by the Managers. The Managers shall be chosen by the Members.

5.1   The Original Managers shall be (1) **JOSEPH COLASUONNO**, and (2) **JONATHAN EBNER** (each of whom is called an Original Member). The Original Members shall serve until they resign or die or become disabled; and shall not be subject to removal except for criminal conduct affecting the operations or assets of this Company.

5.2   The Managers shall have the power and authority to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers and authorities, statutory or otherwise, possessed by members of limited liability companies under the laws of the Commonwealth of Pennsylvania. In connection with the foregoing, the unanimous action of both Managers may: (a) appoint one or more persons to have managerial and/or signature authority to carry out any and all of the powers and authorities allowed to a Manager under this Agreement, or (b) delegate any and all of the powers and authorities that any Manager possesses under this Agreement. Any one (1) Manager may remove power, authority or allowance to act for any appointee under this Section.

5.3   The Managers may elect to grant titles to the Managers, but the granting of a title shall not give any additional power to the holder of the title, and the granting of a title shall not vest the holder with any of the usual powers of a corporate officer holding that title, nor shall any title give superior power or authority to any one Manager or designee or agent. The decisions concerning this Company shall be made by unanimous decision of both Original Managers so long as they are managers of this Company. At this time, the Members are not designating specific offices for the Original Managers, both of whom shall have the title of "Manager" and the authority to act for the Company as set forth herein.

5.4   The Managers, by majority vote, may remove such officer or change his or her authority at any time, and the Managers may also remove any appointee form his or her position and/or modify the authority of such person to act for or bind the Company.

5.5   The Members agree and approve that any borrowing documents, including – but not limited to – notes, mortgages and assignments, and all leases and licenses for the real estate owned or managed by the Company may be signed for the Company by an one (1) of the Original Managers, and that the signature of both Original Managers is not required.

5.6   Any one (1) Manager may sign, as a Manager of the Company, any and all banking and other documents as shall be required for real estate dealings of the Company, including leases, deeds, notes, mortgages and other documents, legal pleadings and any other matters relating to pending or threatened legal action or lawsuits. The signature of any one (1) Manager shall be sufficient for execution and delivery of all such items.

6. _Dissolution:_ The company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the written consent of all persons who are then Members, (b) the retirement, resignation, expulsion, bankruptcy or dissolution of the last remaining Member, or (c) the occurrence of any other event that terminates the continued membership of the last remaining Member in the Company, or (d) the entry of an order of judicial dissolution under applicable law.

6.1 The Members agree not to require, or petition for, the dissolution of the Company or to otherwise seek to terminate the existence of the Company, except with the consent of the Original Members.

7. _Capital Contributions:_ The Members have contributed, or will contribute, capital to the Company in the sum set forth on Exhibit "A" in exchange for the Membership Interest identified to each Member on Exhibit "A".

8. _Additional Contributions/Loans:_ No Member is required to make any additional capital contribution to the Company. Any member may make one or more loans to the Company and such lending Member may receive security for such loans to the Company and such lending Member may receive security for such loans as the Managers shall determine, and no loan shall be deemed to be a capital contribution to the Company. The Managers are authorized to grant security interests and give notes or other indicia of the borrowing, and a loan or security interest or other collateral shall not be nullified or voided or reduced in scope or lien because the lender was a Manager signing the documents relating to the loan or security for the Company or the lender was the Member or Manager or an affiliate of such person(s). When less than all of the Members elect (for themselves or their affiliates) to make a loan to the Company in proportion to their interests, then any lender is not required to treat the loan as a fiduciary dealing, and may take appropriate actions to assure financial collection.

9. _Allocation of Profits and Losses:_ The Company's profits and losses shall be allocated in proportion to the Ownership Interests of each Member to all Members. At the time of this Agreement, the Ownership Interests of each Member are set forth on Exhibit "A", annexed hereto and made a part hereof.

10. _Distributions:_ Distributions shall be made to the Members in cash (by immediately available check or bank transfer) at the times and in the aggregate amounts determined by the Managers by majority vote. Unless

unanimously agreed, no distributions shall be made until all loans from Members have been paid in full or the lending Member has waived distributions or to otherwise require payment of Company debts or creation of reserves for business of the Company. No member may compel a profit sharing distribution, and any decision or redemption of Ownership Interest or force a sale or transfer of an Ownership Interest or force any other action by the Company.

11. *Limitation on Manager Assignment:* A Manager may not assign his voting rights or powers to act as Manager of this Company.

12 *Resignation:* A member may resign from the Company. Resignation from the Company shall terminate that person's right to be a Manager. Resignation shall not compel a purchase of the Ownership Interests of that Member nor shall the resignation force the repayment of any loan prior to its term or force a distribution of capital, profits or assets.

13. *Admission of Additional Members:* One or more additional members of the Company may be admitted to the Company with the consent of both of the Original Members, or such of the Original Members as is then a member of the Company or whose Permitted Successor is a then a Member.

14. *Transfers/Assignments:* The Members may transfer and/or assign, in whole or in part, the limited liability company interest(s) of such Member only with the consent of all of the Original Members. An encumbrance of an interest shall be deemed to be a transfer. A transferee who is not approved by the other Members shall not have any right to participate in management or election of managers or to otherwise have vote in any matter relating to or affecting the Company, and shall have no right to compel any action by the Company or seek its dissolution.

15. *Governing Law:* This Agreement shall be governed by, and interpreted and enforced in accordance with, the substantive laws of the State of New Jersey, without reference to the principles governing the conflict of laws applicable in that or any other jurisdiction. The Members may seek to adjudicate any matters in the State of New Jersey.

16. *Liability of Members:* No Member or any Manager shall have any liability for the obligations or liabilities of the Company. The foregoing shall not restrict the liability or obligation of any Member upon a personal guaranty made by any Member concerning debt of the Company in a separate document assuming such personal obligation.

17. *Ratification of Conflicts:* The Original Members acknowledge the existence of conflicts as between themselves and past members as well as relating to professionals and others, and have ratified the same.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the date first above set forth.

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JOSEPH COLASUONNO -- Member

_____
JONATHAN EBNER – Member

HoonCo, LLC
(Company)

By: _____
JOSEPH COLASUONNO
A Manager

By: _____
JONATHAN EBNER
A Manager

Exhibit "A"

Initial Member Capital Contribution, Profit/Loss Sharing and Membership Interest

Member Name	Initial Capital Contribution	Membership Interest	Profit/Loss Sharing Ratio
JONATHAN EBNER	$1,000.00	50%	50%
JOSEPH COLASUONNO	$1,000.00	50%	50%